Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 on Form S-8 to Registration Statement No. 333-119280 of Fifth Third Bancorp on Form S-4 of our report dated February 4, 2004, (April 13, 2004 as to the adoption of SFAS No. 123 as described in Note 1) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption on January 1, 2004 of the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” as amended by SFAS No. 148, with retroactive restatement of all prior periods and the adoption of Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” and SFAS No. 142, “Goodwill and Other Intangible Assets”) appearing in the Current Report on Form 8-K dated April 14, 2004 of Fifth Third Bancorp.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio

January 4, 2005